PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 35TH CONSECUTIVE PROFITABLE QUARTER

MONTREAL, September 27, 2006 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the third quarter ended August 26, 2006. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	August 26, 2006	August 27, 2005	Change

Net sales	$211,324	$191,159	$20,165
Gross margin	23.1%	17.8%	5.3%
Net income	$11,521	$4,258	$7,263
Basic income per share	$1.10	$0.42	$0.68
Diluted income per share	$1.10	$0.41	$0.69

Tons sold	214,048	219,485	(5,437)
Tons processed	197,615	234,515	(36,900)
	411,663	454,000	(42,337)

	NINE MONTHS ENDED
	August 26, 2006	August 27, 2005	Change

Net sales	$636,210	$615,478	$20,732
Gross margin	22.0%	19.5%	2.5%
Net income	$32,382	$23,031	$9,351
Basic income per share	$3.12	$2.32	$0.80
Diluted income per share	$3.11	$2.24	$0.87

Tons sold	680,230	655,226	25,004
Tons processed	666,491	736,832	(70,341)
	1,346,721	1,392,058	(45,337)

THIRD QUARTER RESULTS

Sales for the third quarter increased by $20.2 million, or 10.5%, to $211.3 million from $191.2 million for the same period in 2005.

Sales for the nine months ended August 26, 2006 increased by $20.7 million, or 3.4%, to $636.2 million from $615.5 million for the same period in 2005.

Tons sold and processed in the third quarter of 2006 decreased by 42,337 tons, or 9.3%, to 411,663 tons from 454,000 in the third quarter of 2005.

Tons sold and processed for the nine months ended August 26, 2006 decreased by 45,337 tons, or 3.3%, to 1,346,721 tons from 1,392,058 tons for the same period in 2005. While tons sold for the nine months ended August 26, 2006 increased by 25,004 tons, or 3.8%, tons processed decreased by 70,341 tons, or 9.5%, compared with the same period in 2005.

The gross margin for the third quarter 2006 increased to 23.1% from 17.8% for the third quarter 2005.

The gross margin for the nine months ended August 26, 2006 increased to 22.0% from 19.5% for the same period in 2005.

Net income for the third quarter increased by $7.3 million, or 170.6%, to $11.5 million, or $1.10 per share ($1.10 after dilution), versus $4.3 million, or $0.42 per share ($0.41 after dilution), for the same period in 2005.

Net income for the nine months ended August 26, 2006 increased by $9.4 million, or 40.6%, to $32.4 million, or $3.12 ($3.11 after dilution) per share, versus $23.0 million, or $2.32 per share ($2.24 after dilution), for the first nine months of 2005.

OPERATIONS

The Company reported good performance for fiscal third quarter, 2006. While most steel consuming industries continued to report steady demand, a larger than expected decrease in automotive demand explains the decline in tons processed.

OUTLOOK

Management believes inventory levels at both steel service centers and manufacturers are high relative to current steel consumption.

It appears that imported steel, which was ordered in the Spring, arrived in North America during the third quarter in quantities that were higher than the market originally anticipated.

As a result, the North American steel market now appears poised for another round of inventory reductions which could last through to the end of the year. There are currently very few import offerings for fourth quarter delivery, which suggests the inventory correction should be over sometime in December.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call:  Wednesday September 27, 2006 at 4:30 pm.
                                Dial-In number: 1-800-525-6384

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Nine months ended
	August 26,	August 27	August 26,	August 27
	2006	2005	2006	2005
	$	$	$	$
Net sales	211,324	191,159	636,210	615,478
Cost of sales	162,506	157,176	496,016	495,302
Gross margin	48,818	33,983	140,194	120,176

Operating expenses
Plant	11,032	10,787	34,326	32,345
Delivery	6,401	5,589	19,840	16,715
Selling	3,509	3,174	10,576	10,065
Administrative and general	9,537	7,139	24,832	22,354
	30,479	26,689	89,574	81,479
Operating income	18,339	7,294	50,620	38,697

Interest expense	268	885	877	3,403
Share in income of joint ventures	(173)	(129)	(621)	(389)
	95	756	256	3,014
Income before income taxes	18,244	6,538	50,364	35,683
Income taxes	6,723	2,280	17,982	12,652
Net income	11,521	4,258	32,382	23,031

Net income per share
Basic	1.10	0.42	3.12	2.32
Diluted	1.10	0.41	3.11	2.24

Weighted average number of shares outstanding	10,450,000	10,156,226	10,372,521	9,939,800

Comprehensive income
Net income	11,521	4,258	32,382	23,031
Change in cumulative translation adjustment	(1,133)	7,466	9,283	1,077
Change in fair value of interest rate swap,
net of deferred income taxes	-	82	42	342
	10,388	11,806	41,707	24,450

Tons sold	214,048	219,485	680,230	655,226
Tons processed	197,615	234,515	666,491	736,832
	411,663	454,000	1,346,721	1,392,058

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 26, 2005	10,156,226	34,791	221,720	20,448	276,959
Options exercised	293,774	4,113			4,113
Net income			32,382		32,382
Changes in cumulative translation adjustment				9,283	9,283
Change in fair value of interest rate swap,
net of deferred income taxes	-	-	-	42	42
Balance at August 26, 2006	10,450,000	38,904	254,102	29,773	322,779

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Nine months ended
	August 26,	August 27	August 26,	August 27
	2006	2005	2006	2005
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,521	4,258	32,382	23,031
Adjustments to reconcile net income to net cash from
operating activities
Depreciation and amortization	2,729	2,522	7,892	7,365
Share in income of joint ventures	(173)	(131)	(621)	(391)
Deferred income taxes	(357)	(250)	(1,037)	(428)
Loss (gain) on disposal of property, plant and equipment	-	(80)	3	23
Changes in working capital items
Accounts receivable	17,298	18,617	11,899	16,743
Income taxes receivable	794	(1,890)	2,858	(4,704)
Inventories	(20,637)	35,438	(47,916)	38,392
Prepaid expenses and other	395	803	(1,267)	(1,274)
Accounts payable and accrued liabilities	(6,222)	(4,559)	78	(25,653)
Income taxes payable	1,425	722	415	(18,680)
Net cash from operating activities	6,773	55,450	4,686	34,424
CASH FLOWS FROM INVESTING ACTIVITIES
Short term investment	134	-	17,581	-
Acquisition of minority interest	-	1	-	(203)
Distribution from joint ventures	2	-	264	-
Additions to property, plant and equipment	(1,193)	(914)	(7,246)	(3,559)
Proceeds from disposal of property, plant and equipment	10	206	15	325
Other assets	(18)	-	(59)	-
Net cash from (used for) investing activities	(1,065)	(707)	10,555	(3,437)
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in bank indebtedness	(145)	(23,438)	(2,095)	(2,924)
Issue of common shares	-	-	4,113	5,182
Advance due to an employee	-	(1,218)	-	(723)
Proceeds from long-term debt	-	(122)	-	2,223
Repayment of long-term debt	(1,352)	(11,987)	(2,675)	(15,019)
Net cash used for financing activities	(1,497)	(36,765)	(657)	(11,261)

Effect of exchange rate changes on cash and cash equivalents	(179)	844	1,960	383
Net increase in cash and cash equivalents	4,032	18,822	16,544	20,109
Cash and cash equivalents, beginning of period	60,317	12,749	47,805	11,462
Cash and cash equivalents, end of period	64,349	31,571	64,349	31,571

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	673	980	1,603	3,320
Income taxes paid	6,042	3,905	17,243	34,628

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	August 26,	August 27	November 26,
	2006	2005	2005
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	64,349	31,571	47,805
Accounts receivable	115,010	108,634	140,053
Income taxes receivable	-	4,860	2,778
Inventories	179,683	133,682	127,316
Prepaid expenses and other	2,766	2,102	1,441
Deferred income taxes	1,851	1,115	1,815
	363,659	281,964	321,208
Investment in joint ventures	2,494	2,652	2,137
Property, plant and equipment	105,164	102,634	102,794
Deferred income taxes	2,230	-	1,767
Goodwill	12,994	12,992	12,994
Other assets	376	564	683
	486,917	400,806	441,583

LIABILITIES
Current liabilities
Current portion of long-term debt	39,539	41,937	3,078
Fair value of interest rate swap	-	160	-
Bank indebtedness	670	427	2,676
Accounts payable and accrued liabilities	103,753	76,604	99,713
Income taxes payable	1,430	777	998
Deferred income taxes	42	-	338
	145,434	119,905	106,803
Long-term debt	2,841	6,881	41,782
Fair value of interest rate swap	-	-	71
Deferred income taxes	15,863	13,680	15,968
	164,138	140,466	164,624

SHAREHOLDERS' EQUITY
Share capital	38,904	34,791	34,791
Retained earnings	254,102	207,813	221,720
Accumulated other comprehensive income	29,773	17,736	20,448
	322,779	260,340	276,959
	486,917	400,806	441,583